# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Catheter Precision, Inc., CIK 0001716621
CUSIP: 74933X609
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 1670 HIGHWAY 160 WEST, 1670 HIGHWAY 160 WEST, FORT MILL, South Carolina (SC), 29708
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001654954-24-011641
Filed by CIK 0002036516
Persons authorized to receive notices and communications: B. Joseph Alley, Jr., Arnall Golden Gregory, 171 17th Street NW, Suite 2100, Atlanta, Georgia (GA), 30363, 404-473-8500

## Reporting persons
- Jenkins Casey A. (CIK 0002036516): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 155,883; shared voting power 676,360; sole dispositive power 155,883; shared dispositive power 676,360; aggregate amount beneficially owned 832,243 (9.9% of the class)
  Comment: * With respect to Casey A. Jenkins, includes 150,000 shares subject to currently exercisable Series J Warrants. Does not include 262.256 shares of Series X Preferred Stock which are convertible into approximately 26,225 shares of common stock upon satisfaction of certain conditions that have not currently been met.
  
  ** With respect to the Jenkins Family Charitable Institute, includes 176,134 shares subject to currently exercisable Series H Warrants held by the Jenkins Family Charitable Institute. Does not include Series H, I and J Warrants held by the Jenkins Family Charitable Institute to purchase an aggregate of 873,866 shares of common stock which are currently not exercisable due to beneficial ownership blockers. Does not include 18.691 shares of Series X Preferred Stock held by the Jenkins Family Charitable Institute which are convertible into approximately 1,869 shares of common stock upon satisfaction of certain conditions that have not currently been met.
  
  *** Based on 8,004,633 shares of common stock outstanding on December 31, 2024.
- Jenkins Family Charitable Institute (CIK 0002036806): type of reporting person: other (OO); citizenship or place of organization: Louisiana (LA); member of a group; source of funds: other (OO); sole voting power 676,360; shared voting power 0; sole dispositive power 676,360; shared dispositive power 0; aggregate amount beneficially owned 676,360 (8.3% of the class)
  Comment: * Includes 176,134 shares subject to currently exercisable Series H Warrants held by the Jenkins Family Charitable Institute. Does not include Series H, I and J Warrants held by the Jenkins Family Charitable Institute to purchase an aggregate of 873,866 shares of common stock which are currently not exercisable due to beneficial ownership blockers. Does not include 18.691 shares of Series X Preferred Stock held by the Jenkins Family Charitable Institute which are convertible into approximately 1,869 shares of common stock upon satisfaction of certain conditions that have not currently been met.
  
  ** Based on 8,004,633 shares of common stock outstanding on December 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Catheter Precision, Inc.
Address of issuer's principal executive offices: 1670 HIGHWAY 160 WEST, 1670 HIGHWAY 160 WEST, FORT MILL, South Carolina (SC), 29708
Comment: 1670 HIGHWAY 160 WEST, SUITE 205, FORT MILL, SOUTH CAROLINA , 29708.

## Item 2. Identity and Background
Name of person filing:
1. Casey A. Jenkins is a reporting person filing this statement and is the trustee of the Jenkins Family Charitable Institute, which is a reporting person filing this statement. Her address is 225 Franz Valley School Road, Calistoga, CA 94515.

2. The Jenkins Family Charitable Institute is a reporting person filing this statement. It is a private foundation, and its principal business address is 225 Franz Valley School Road, Calistoga, CA 94515.
Residence or business address: See (a) above.
Present principal occupation or employment: Ms. Jenkins is the Vineyard Manager for Heritage School Vineyards, LLC. The Jenkins Family Institute's principal business is to serve as a family charitable entity.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Approximately $500,000 of funds held by the Jenkins Family Charitable Institute (the "Institute") were used to purchase 265,000 common stock units and 235,000 pre-funded units of the Company in an underwritten public offering (the "Public Offering") pursuant to an underwriting agreement dated August 30, 2024. Each common stock unit, priced at a public offering price of $1.00 per unit, consisted of one share of common stock, one warrant to purchase one share of common stock at an exercise price of $1.00 per share that expires on the six month anniversary of the date of issuance (a "Series H Warrant"), one warrant to purchase one share of common stock at an exercise price of $1.00 per share that expires on the eighteen month anniversary of the date of issuance (a "Series I Warrant"), and one warrant to purchase one share of common stock at an exercise price of $1.00 per share that expires on the five year anniversary of the date of issuance (a "Series J Warrant"). Each pre-funded unit, priced at a public offering price of $0.9999 per unit, consisted of one pre-funded warrant to purchase one share of common stock at an exercise price of $0.0001 per share that has no expiration date (a "Pre-Funded Warrant" and together with the Series H Warrants, Series I Warrants and Series J Warrants, the "Warrants"), one Series H Warrant, one Series I Warrant and one Series J Warrant. The Public Offering closed on September 3, 2024. Each of the Warrants contained a beneficial ownership blocker that currently prevents the Institute from exercising it to acquire additional shares of common stock if its beneficial ownership of Company common stock would exceed 9.99% immediately after the exercise. On October 29, 2024, the Company waived the beneficial ownership blocker contained in the Pre-Funded Warrants, and on October 29, 2024, the Institute exercised all of its Pre-Funded Warrants to acquire 235,000 shares of Company common stock for an aggregate purchase price of $23.50. On December 31, 2024, the Institute transferred an aggregate of 450,000 Series J Warrants to its trustee and certain donor advisors as compensation for prior services. As trustee of the Institute, Casey A. Jenkins received 150,000 of the Series J Warrants transferred.

## Item 4. Purpose of Transaction
Purpose of transaction:
All acquisitions described in Item 3 above and Item 5 below were for investment purposes. The reporting persons may make additional open market purchases or sales or engage in estate planning or other transactions in Company common stock, from time to time. The transfers of the Series J Warrants describe in Item 3 above were made as compensation for prior services provided.

The reporting persons have no present intent to take any action that would result in:

(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) any changes in the Company's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the cover pages to this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: See the cover pages to this Amendment.
Transactions in the class effected during the past sixty days:
The following transactions were effected by the reporting persons within 60 days prior to the date hereof:

See Item 3 above.

There were no other transactions in Company common stock effected by the reporting persons within 60 days of the date hereof.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 3 above. The waiver of the beneficial ownership blocker contained in the Pre-Funded Warrants was effected pursuant to a Waiver Agreement dated October 29, 2024. There are no other contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1.1 Underwriting Agreement dated as of August 30, 2024, by and between Catheter Precision, Inc. and Ladenburg Thalmann & Co. Inc., as Representative of the Underwriters (incorporated by reference to Exhibit 1.1 of Company's Report on Form 8-K filed on September 6, 2024, 2024 (File No. 001-38677)) - https://www.sec.gov/Archives/edgar/data/1716621/000165495424011589/rmed_ex11.htm

4.1 Form of Series H Warrant (incorporated by reference to Exhibit 4.1 of Company's Report on Form 8-K filed on September 6, 2024, 2024 (File No. 001-38677)) - https://www.sec.gov/Archives/edgar/data/1716621/000165495424011589/rmed_ex41.htm

4.2 Form of Series I Warrant (incorporated by reference to Exhibit 4.2 of Company's Report on Form 8-K filed on September 6, 2024, 2024 (File No. 001-38677)) - https://www.sec.gov/Archives/edgar/data/1716621/000165495424011589/rmed_ex42.htm

4.3 Form of Series J Warrant (incorporated by reference to Exhibit 4.3 of Company's Report on Form 8-K filed on September 6, 2024, 2024 (File No. 001-38677)) - https://www.sec.gov/Archives/edgar/data/1716621/000165495424011589/rmed_ex43.htm

4.4 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.4 of Company's Report on Form 8-K filed on September 6, 2024, 2024 (File No. 001-38677)) - https://www.sec.gov/Archives/edgar/data/1716621/000165495424011589/rmed_ex44.htm

4.5 Waiver Agreement dated October 29, 2024 (incorporated by reference to Exhibit 10.1 of Company's Report on Form 8-K filed on October 30, 2024, 2024 (File No. 001-38677)) - https://www.sec.gov/Archives/edgar/data/1716621/000165495424013502/catheter_ex101.htm

99 Exhibit A

## Signatures
- Jenkins Casey A.: /s/ Casey A. Jenkins, Casey A. Jenkins (01/03/2025)
- Jenkins Family Charitable Institute: /s/ Casey A. Jenkins, Casey A. Jenkins, Trustee (01/03/2025)